May 5, 2010

United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn:  H. Roger Schwall

Re:	J & J Snack Foods Corp.
Form 10-K for the Fiscal Year Ended September 26, 2009
Filed December 8, 2009
Form 10-Q for the Fiscal Quarter Ended December 26, 2009
Filed January 21, 2010
Schedule 14 A Definitive Proxy Statement
Filed December 22, 2009
Response Letter Dated March 19, 2010
File No. 0-14616

Dear Mr. Schwall:

This is in response to your letter dated April 23, 2010.  Our responses are keyed to your comments.

Form 10-K for the Fiscal Year Ended September 26, 2009

Management’s Discussion and Analysis…

Critical Accounting Policies, Judgments and Estimates, page 12

1.
We note the revised disclosure that you have provided in response, in part, to prior comment number 7.  However, this disclosure did provide the analysis that we requested and therefore we reissue prior comment number 7.  Please clarify how you have determined that your revenue is fixed or determinable and collectible upon shipment when shipments to end users are unknown to you, customers take deductions from the sales price when they pay you, and take deductions that they are not contractually entitled to take.

Company Response:

             As a further clarification to our prior response, unauthorized deductions, or deductions that customers are not contractually entitled to take, of any meaningful amount are almost always paid back.   This rarely provides a complication in estimating our revenue and we will delete this reference from future disclosures.  In accordance with our telephone discussion, with regard to shipments to end users being unknown to us and customers taking deductions when they pay us,  while this is true, our estimates of offsets to revenue for future deductions are based on a wide range of experience and are monitored monthly.  As an example, we may have a contract to sell our product to a school system in Florida (end user) for $8/case.  We sell our product for $10/case to a distributor (customer who we invoice) who delivers to the school system and to other of its own customers.  When the distributor pays our invoice, which was at $10/case, the distributor will deduct $2/case and an additional agreed to amount from the amount of our invoice for the deliveries made to the school system.  While we do not estimate these deductions on an end user by end user basis or on a distributor by distributor basis, our estimate is based on  averages of  past deductions as a percentage of revenue adjusted for knowledge of any factors that may affect the percentage going forward.  Based upon this knowledge and our methodology discussed above, we believe our revenue recognition policies allow for appropriate revenue recognition.

Results of Operations, page 14

2.
We note your revised disclosure in connection with prior comment number 8 does not provide a discussion of the key indicators of financial condition and operating performance that management uses to analyze the short and long-term condition and results of the business.  Therefore we reissue prior comment number 8 and request that you tell us the all the significant key variables that management uses to manage the business, both consolidated and by reportable segment.  Please explain how the significant key variables that management uses to manage the business are fully disclosed in your MD&A discussion.

      Company Response:

       There is one key variable that management monitors to manage our business and that is sales. Related to sales is our placements of frozen beverage machines, which, because of their significant costs, is routinely monitored and has been added to our disclosures.    While there are other variables that are indicators of the company’s financial condition and operating performance such as gross margins, commodity costs and operating expenses, management does not  put particular emphasis on any of these other variables or costs.  We believe that management of every single aspect of our business with the same diligence is important to the success of our company.   We believe that our current disclosures express management’s views on the key variables as well as the other variables and costs mentioned above although we propose to modify our disclosures going forward as follows:

      RESULTS OF OPERATIONS

Fiscal 2009 (52 weeks) Compared to Fiscal 2008 (52 weeks)

Net sales increased $23,688,000, or 4%, to $653,047,000 in fiscal 2009 from $629,359,000 in fiscal 2008.

We have four reportable segments, as disclosed in the accompanying notes to the consolidated financial statements: Food Service, Retail Supermarkets, The Restaurant Group and Frozen Beverages.

The Chief Operating Decision Maker for Food Service, Retail Supermarkets and The Restaurant Group and the Chief Operating Decision Maker for Frozen Beverages monthly review detailed operating income statements and sales reports in order to assess performance and allocate resources to each individual segment. Sales is considered to be the one and only key variable monitored by the Chief Operating Decision Makers and management when determining each segment’s and the company’s financial condition and operating performance. In addition, the Chief Operating Decision Makers review and evaluate depreciation, capital spending and assets of each segment on a quarterly basis to monitor cash flow and asset needs of each segment.

Financial Statements

Note O – Segment Reporting, page F-23

3.
Your response to prior comment number 13 states that you believe that the products sold within your Food Service, Retail Supermarket and Restaurant Group segments are similar products.  Please clarify how you determined that the various food and beverage products that you sell are similar in nature, and hence why you do not believe that revenue disclosure by product is necessary pursuant to FASB ASC Topic 280-10-50-40.

Company Response:

            After additional review of FASB ASC Topic 280-10-50-40, we have determined  that the  products in our  Food Service, Retail Supermarket and Restaurant Group are similar in nature because they are considered snack foods.

            Please review our responses and contact me if you have any further questions or comments.

Very truly yours,

/s/ Dennis G. Moore
Dennis G. Moore
Senior Vice President and Chief Financial Officer